
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

March 25, 2016

Kelcy L. Warren
On Behalf of General Partner of
Energy Transfer Corp LP
8111 Westchester Drive
Dallas, Texas 75225

> Re: **Energy Transfer Corp LP**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 23, 2016**
> **File No. 333-208187**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2016 letter.

General

1. We note your response to comment 4. Please revise your disclosure in appropriate places, such as in the Summary and on pages iv and 43, to clarify that the awards will be made to directors and officers of ETC and its affiliates.

2. Please tell us what consideration you gave to including disclosure regarding the impact of the circumstances described in "Recent Developments" on the pro forma financial information presented in the filing, with a view towards ensuring that such financial information is not materially misleading.

3. We note the circumstances described in "Recent Developments," that the prospective financial information underlying the fairness opinions is no longer valid, and that some of the reasons why the WMB board approved the merger agreement and recommends that

WMB stockholders do the same have changed. Please disclose how these factors have affected the recommendation of the WMB board that shareholders vote to approve the merger agreement.

4. We note the circumstances described in "Recent Developments" and that some of the reasons why the LE GP board approved the merger agreement have changed. Please disclose how these factors have affected the belief of the LE GP board that the merger transaction is more beneficial than not.

Summary

Recent Developments, page 18

5. In this section you state that WMB prepared financial information for WMB and ETC, and on page 149 you state that WMB prepared financial projections for WMB and ETE prepared financial projections for ETE. Please revise to consistently describe the source and subject of the projections. If any projections were prepared by ETE, please tell us whether ETE intends to revise, update or otherwise address the validity of its projections regarding ETE.

Risk Factors, page 32

6. We note that "WMB is reviewing the terms of the Plan and the Convertible Units and ETE's description of the Plan and the Convertible Units, including ETE's statements regarding the purpose of the Plan and that the Convertible Units and the Plan are permitted by the terms of the merger agreement." Please tell us what consideration you gave to including risk factor disclosure regarding the risks associated with any disagreement between the parties regarding the Plan, the Convertible Units or the possibility that WMB consent is required pursuant to the merger agreement in connection therewith.

Exhibit 5.2

7. Counsel may not expressly limit the scope of documents examined in connection with its opinion. Please have counsel revise the second paragraph of the opinion and the first two sentences of the fourth paragraph of the opinion to clarify that it also has reviewed all other documents that it deems necessary to render its legal opinion.

8. We note counsel's assumption "that there exists no provision in any document that we have not reviewed that is inconsistent with the opinion stated herein." This assumption appears to be inappropriate. Please revise to delete this assumption.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products